Free Writing Prospectus pursuant to Rule 433 dated February 24, 2022

Registration Statement No. 333-253421

Leveraged Buffered Basket-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date is based on the performance of a weighted basket comprised of the EURO STOXX 50® Index (36% weighting), TOPIX (29% weighting), the FTSE® 100 Index (16% weighting), the Swiss Market Index (11% weighting) and the S&P/ASX 200 Index (8% weighting) as measured from the trade date to and including the determination date.

The initial basket level is 100 and the final basket level will equal the sum of the products, as calculated for each basket underlier, of: (i) its final underlier level divided by its initial underlier level multiplied by (ii) its initial weighted value.

If the final basket level on the determination date is greater than the initial basket level, the return on your notes will be positive and will equal the participation rate of 2 times the basket return, subject to the maximum settlement amount (expected to be between $1,264.4 and $1,310.4 for each $1,000 face amount of your notes). If the final basket level is greater than the initial basket level, you will not receive more than the maximum settlement amount, regardless of how much the final basket level increases as compared to the initial basket level.

If the final basket level declines by up to 10% from the initial basket level, you will receive the face amount of your notes. If the final basket level declines by more than 10% from the initial basket level, the return on your notes will be negative and you will lose approximately 1.1111% of the face amount of your notes for every 1% that the final basket level has declined below 90% of the initial basket level.

You could lose a significant portion of the face amount of your notes.

Declines in one basket index may offset increases in the other basket indices. Due to the unequal weighting of each basket index, the performances of the basket indices with greater weights will have a significantly larger impact on the return on your notes than the performances of the basket indices with lesser weights.

You should read the accompanying preliminary pricing supplement dated February 24, 2022, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

Key Terms
CUSIP/ISIN:	40057LB75 / US40057LB759
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Basket underliers:

the EURO STOXX 50® Index (Bloomberg symbol: “SX5E Index”); TOPIX (Bloomberg symbol: “TPX Index”); the FTSE® 100 Index (Bloomberg symbol: “UKX Index”); the Swiss Market Index (Bloomberg symbol: “SMI Index”); and the S&P/ASX 200 Index (Bloomberg symbol: “AS51 Index”)

Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	expected to be between 24 and 27 months following the trade date
Stated maturity date:	expected to be the second scheduled business day after the determination date
Hypothetical Payment Amount At Maturity*

*assumes a cap level of 113.22% of the initial basket level	Hypothetical Final Basket Level (as a % of the Initial Basket Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
	175.000%	126.440%
	150.000%	126.440%
	113.220%	126.440%
	110.000%	120.000%
	105.000%	110.000%
	100.000%	100.000%
	95.000%	100.000%
	92.000%	100.000%
	90.000%	100.000%
	75.000%	83.333%
	50.000%	55.556%
	25.000%	27.778%
	0.000%	0.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Payment amount at maturity (for each $1,000 face amount of your notes)

●if the basket return is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 2 times (c) the basket return, subject to the maximum settlement amount;

●if the basket return is zero or negative but not below -10% (the final basket level is equal to or less than the initial basket level but not by more than 10%), $1,000; or

●if the basket return is negative and is below -10% (the final basket level is less than the initial basket level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate of approximately 111.11% times (b) the sum of the basket return plus 10% times (c) $1,000.

Initial EURO STOXX 50® Index level:	to be determined on the trade date and may be higher or lower than the actual closing level of the basket underlier on that date
Initial TOPIX level:	to be determined on the trade date and may be higher or lower than the actual closing level of the basket underlier on that date
Initial FTSE® 100 Index level:	to be determined on the trade date and may be higher or lower than the actual closing level of the basket underlier on that date
Initial Swiss Market Index level:	to be determined on the trade date and may be higher or lower than the actual closing level of the basket underlier on that date
Initial S&P/ASX 200 Index level:	to be determined on the trade date and may be higher or lower than the actual closing level of the basket underlier on that date
Final EURO STOXX 50® Index level:	the closing level of such basket underlier on the determination date
Final TOPIX level:	the closing level of such basket underlier on the determination date
Final FTSE® 100 Index level:	the closing level of such basket underlier on the determination date
Final Swiss Market Index level:	the closing level of such basket underlier on the determination date
Final S&P/ASX 200 Index level:	the closing level of such basket underlier on the determination date
Initial basket level:	100
Initial weighted value:

the initial weighted value for each of the basket underliers is expected to equal the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

	Basket Underlier	Initial Weight in Basket
	EURO STOXX 50® Index	36%
	TOPIX	29%
	FTSE® 100 Index	16%
	Swiss Market Index	11%
	S&P/ASX 200 Index	8%
Final basket level:

the sum of the following: (i) the final EURO STOXX 50® Index level divided by the initial EURO STOXX 50® Index level, multiplied by the initial weighted value of the EURO STOXX 50® Index plus (ii) the final TOPIX level divided by the initial TOPIX level, multiplied by the initial weighted value of TOPIX plus (iii) the final FTSE® 100 Index level divided by the initial FTSE® 100 Index level, multiplied by the initial weighted value of the FTSE® 100 Index plus (iv) the final Swiss Market Index level divided by the initial Swiss Market Index level, multiplied by the initial weighted value of the Swiss Market Index plus (v) the final S&P/ASX 200 Index level divided by the initial S&P/ASX 200 Index level, multiplied by the initial weighted value of the S&P/ASX 200 Index

Basket return:	the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage
Cap level:	expected to be between 113.22% and 115.52% of the initial basket level
Maximum settlement amount:	expected to be between $1,264.4 and $1,310.4
Buffer rate:	the quotient of the initial basket level divided by 90% of the initial basket level, which equals approximately 111.11%
Estimated value range:	$940 to $970 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 26, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 26, general terms supplement no. 2,913 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 26, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated February 24, 2022
•	General terms supplement no. 2,913 dated June 17, 2021
•	Underlier supplement no. 26 dated January 26, 2022
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying underlier supplement no. 26, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, “Additional Risk Factors Specific to Your Notes” in the accompanying underlier supplement no. 26, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	The Amount Payable on Your Notes Is Not Linked to the Level of Each Basket Underlier at Any Time Other Than the Determination Date
▪	You May Lose Your Entire Investment in the Notes
▪	Your Notes Do Not Bear Interest
▪	The Potential for the Value of Your Notes to Increase Will Be Limited
▪	The Lower Performance of One Basket Underlier May Offset an Increase in the Other Basket Underliers
▪	You Have No Shareholder Rights or Rights to Receive Any Basket Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

Additional Risks Related to the EURO STOXX 50® Index, TOPIX, the FTSE® 100 Index, the Swiss Market Index and the S&P/ASX 200 Index

▪	An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities
▪

Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Return on the Notes

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Notes are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Notes and Their Market Value

▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factor is discussed in greater detail in the accompanying underlier supplement no. 26:

Risks Relating to Securities Linked to Underliers

▪

Except to the Extent The Goldman Sachs Group, Inc. is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between The Underlier Stock Issuers or Any Underlier Sponsor And Us

Additional Risks Relating to Securities Linked to Underliers Denominated in Foreign Currencies or that Contain Foreign Stocks

▪

If Your Notes Are Linked to Underliers That Are Comprised of Underlier Stocks Which Are Traded in Foreign Currencies But Are Not Adjusted to Reflect Their U.S. Dollar Value, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or
▪	Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely
▪	Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.